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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         COMMISSION FILE NUMBER 1-13933

                         VLASIC FOODS INTERNATIONAL INC.


             (Exact name of registrant as specified in its charter)

   VLASIC PLAZA, SIX EXECUTIVE CAMPUS, CHERRY HILL, NEW JERSEY 08002-4112 AND
                            TELEPHONE (801) 936-1111

               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           COMMON STOCK, NO PAR VALUE
                       10 1/4% SENIOR SUBORDINATED NOTES

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            (Title of each class of securities covered by this Form)

                                      NONE
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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)         [x]                     Rule 12h-3 (b)(1)(i)    [x]
Rule 12g-4 (a)(1)(ii)        [ ]                     Rule 12h-3 (b)(1)(ii)   [ ]
Rule 12g-4 (a)(2)(i)         [ ]                     Rule 12h-3(b)1(i)       [ ]
Rule 12g-4 (a)(2)(ii)        [ ]                     Rule 12h-3 (b)(2)(ii)   [ ]
                                                     Rule 15d-6              [ ]

         Approximate number of holders of record as of the certification or notice date: None (1)

         Pursuant to the requirement of the Securities Exchange Act of 1934, Vlasic Foods International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:   December 5, 2001                        By:  /s/ Joseph Adler
                                                     ---------------------------
                                                     Name:    Joseph Adler
                                                     Title:   Vice President and
                                                              Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of
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which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1) The registrant's plan of reorganization was confirmed by the United States Bankruptcy Court for the District of Delaware on November 16, 2001 and became effective on December 5, 2001. On such date, and as provided in the plan, all shares of common stock of the registrant and all 10-1/4% senior subordinated notes of the registrant were cancelled. The holders of common stock of the registrant will receive no distributions pursuant to the plan of reorganization. Distributions under the plan to holders of 10-1/4% senior subordinated notes will be made on the same basis as distributions to holders of unsecured claims that are classified in the same class of claims under the plan.



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